Zentek and 1Click Heating and Cooling

Sign Distribution Agreement

Guelph, ON - December 8, 2023, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property development and commercialization company and 1Click Heating and Cooling Inc. ("1Click"), a private Heating, Ventilation and Air Conditioning ("HVAC") company focused on the heat pump market are pleased to announce that they have signed a distribution agreement on December 7th, 2023, for an initial 2-year term from the Pesticide Management Regulatory Agency approval date and can be extended by mutual agreement. The initial product to be distributed will be ZenGUARD™ enhanced viral filtration efficiency Minimum Efficiency Reporting Value ("MERV") 9 rated filters in various sizes and is expected to include other ZenGUARD™-enhanced MERV-rated filters in the future.

This agreement will see 1Click utilize ZenGUARD™ filters for its regular customer service maintenance programs, along with making ZenGUARD™ filters available to customers from inventory held in various provinces.

Global Heat Pump Market

The International Energy Agency ("IAE") estimates that global sales of heat pumps have experienced double digit growth over the last two years and at current growth rates, are expected to double their share of heating in buildings by 2030. The IAE points to policy support and incentives globally due to high natural gas prices and efforts to reduce greenhouse gas emissions as the key drivers behind robust growth.

1Click Heating and Cooling Inc.

1Click is one of Canada's largest e-commerce platforms for heat pump based heating and cooling solutions for homes, offices, and commercial buildings.  Heat pumps offer up to 80% CO2 reductions when using clean-sourced electricity according to the IAE. In Canada, federal and most provincial governments offer significant financial incentives for the installation of new heat pumps making this a significant growing market in Canada. 1Click with its national footprint is well positioned to capitalize on this growth.

"At 1Click, we pride ourselves on growing our company by utilizing technology and innovation, and we are proud to add ZenGUARD™ HVAC filters to our environmentally friendly heat pump systems." said Nathan Horton, CEO of 1Click. "The energy efficient ZenGUARD™ technology combined with its ability to enhance viral filtration efficiency is a natural addition to our company's culture of delivering the best products available to our customers."

"Improving indoor air quality is incredibly important for people's health but is typically reliant on solutions that require additional energy or electricity. This is often at odds with reducing carbon emissions and global climate goals. ZenGUARD™-enhanced HVAC filters are proven to reduce viral load and improve indoor air quality without relying on increased mechanical filtration, additional equipment, or bringing in more outdoor air; all of which require additional energy and increase carbon emissions. We believe our technology is one of the only ways to accomplish this." said Greg Fenton, CEO of Zentek.

"Importantly for our stakeholders, our unique and scientifically proven technology gives building operators a new tool to support healthier buildings while continuing our relentless pursuit of global decarbonization. This recognition is growing - and we believe we can work with numerous other partners in the HVAC supply chain to expand adoption of our ZenGUARD™ technology to collectively do our part to help reduce emissions while keeping our indoor spaces safe."

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified intellectual property technology company focused on the research, development and commercialization of novel products seeking to give the company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™, is shown to have 99-per-cent anti-microbial activity and to significantly increase the viral filtration efficiency of both surgical masks and HVAC (heating, ventilation, and air conditioning) systems. Zentek's ZenGUARD™ production facility is located in Guelph, Ontario.

For further information on 1Click:

Please visit 1Click's website at www.1ClickHeat.com

For further information on Zentek:

investorrelations@zentek.com

Ryan Shacklock

Senior VP, Strategy & Business Development

Email: rshacklock@zentek.com

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR+ profile at http://www.sedarplus.ca/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.